UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Enviva Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

29414J107
(CUSIP Number)

Jason Breeding, Esq. ValueAct Capital One Letterman Drive, Building D, Fourth Floor San Francisco, CA 94129 (415) 362-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Spring Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
WC*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VA Partners I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,527,175**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,527,175**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,175**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

Item 1.     Security and Issuer

     This Schedule 13D relates to the Common Units (the "Common Units") of Enviva Partners, LP, a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.

Item 2.     Identity and Background

     This statement is filed jointly by (a) ValueAct Spring Master Fund, L.P. ("ValueAct Spring Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings"), (f) ValueAct Holdings II, L.P. ("ValueAct Holdings II"), and (g) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "Reporting Persons").

     ValueAct Spring Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Spring Fund. ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Spring Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. ValueAct Holdings is a Delaware limited partnership and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings II is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings and ValueAct Holdings II.

     The address of the principal business and principal office of each of the Reporting Persons is One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Spring Fund. The aggregate purchase price of the Common Units beneficially owned by the ValueAct Spring Fund is approximately $73,372,297.69.

Item 4.     Purpose of Transaction

     The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

     The Reporting Persons acquired the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

     The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer’s general partner, in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered or may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other unitholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other unitholders of the Issuer, and other interested parties, such as those set out above.

     The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Units or other instruments that are based upon or relate to the value of the Common Units or the Issuer, selling some of or all of its securities of interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Units.

Item 5.  Interest in Securities of the Issuer

     The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

     (a) and (b). Set forth below is the beneficial ownership of Common Units of the Issuer for each person named in Item 2. Common Units reported as beneficially owned by ValueAct Spring Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of ValueAct Spring Fund, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II.  Common Units reported as beneficially owned by ValueAct Spring Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Spring Fund.  VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship, ValueAct Spring Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such Common Units, with VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

     As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 2,527,175 Common Units, representing approximately 7.5% of the Issuer's outstanding Common Units. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 33,605,138 outstanding Common Units as of April 24, 2020 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2020.

     (c), (d) and (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3, 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

    Other than as described in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Units which are required to be described hereunder.

Item 7.  Material to be Filed as Exhibits

     (1)  Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Jason Breeding, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: June 5, 2020

ValueAct Spring Master Fund L.P., by VA Partners I, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

VA Partners I, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Capital Management, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Holdings II, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020
ValueAct Holdings GP, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Exhibit 1

JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Units of the Issuer, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Dated: June 5, 2020

ValueAct Spring Master Fund L.P., by VA Partners I, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

VA Partners I, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Capital Management, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020

ValueAct Holdings II, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: June 5, 2020
ValueAct Holdings GP, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer